Mereo BioPharma Group plc

Fourth Floor

One Cavendish Place

London W1G 0QF

United Kingdom

July 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mereo BioPharma Group plc
Registration Statement on Form F-3 File No. 333-239708

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mereo BioPharma Group plc (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-239708) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 10, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Mayer Brown LLP, by calling David S. Bakst at (212) 506-2551. The Company hereby authorizes Mr. Bakst to orally modify or withdraw this request for acceleration.

Very truly yours,

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name:	Denise Scots-Knight
Title:	Chief Executive Officer

Cc: David S. Bakst

Mayer Brown LLP

Richard Jones
Charles Sermon
Mereo BioPharma Group plc